

Mail Stop 7010   November 12, 2008

Anthony Tracy
Chief Executive Officer
Perf-Go Green Holdings, Inc.
12 East 52nd Street, 4th Floor
New York, New York 10022

> **Re:** **Perf-Go Green Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 24, 2008**
> **File No. 333-152949**

Dear Mr. Tracy:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 2 in our letter dated October 10, 2008. However, the amount being registered by the Significant Shareholders still represents approximately 60% of your public float. Please reduce the amount of shares being registered for the Significant Shareholders.

2. We remind you that as of November 13, 2008 you will need to revise your registration statement to provide updated unaudited interim financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

3. We note your response to comment 21 in our letter dated October 10, 2008 and will review the additional financial statements when they are provided.

4. Throughout the filing, there are amounts that do not reconcile or references that are incomplete. Please make the following revisions:
   - In the registration fee table, it appears that footnote 5 rather than footnote 4 should be referenced in the entry regarding 4,754,888 shares of common stock.
   - On the Prospectus Cover Page and in other places in the registration statement, you state that you are registering 16,949,683 shares of common

stock for resale. However, the shares of common stock listed in the registration fee table, on the Prospectus Cover Page, and in other places in the registration statement add up 16,949,684. Please advise or revise accordingly.

- Under "Selling Stockholders" on page 15, for the table entry relating to common stock issuable on exercise of Registrable Bridge Warrants held by certain Selling Stockholders; please revise so that it refers to 587,830 shares.

- In the "Selling Stockholders" section, it appears that the total number of shares listed in the selling stockholder table on page 18 (16,949,733) is greater than the total number of shares being registered for resale (16,949,683). Please advise or revise accordingly.

- Under "Total Dollar Value Shares Being Registered" on page 20, it appears that the total dollar value of the Bridge Shares and Registrable Bridge Warrants is $642,775. Please explain to us supplementally how you calculated the total dollar value of Bridge, Shares, and Registrable Bridge Warrants or revise accordingly.

- Under "Potential Investor Profit Relating to Warrants" on page 22, please insert references to footnotes 1 through 3 at appropriate places in the table. Additionally, it appears that the text of footnote 1 should reference Semper Gestion and Rig while the text of footnote 2 should reference Castlerigg only. Please revise accordingly.

- Under "Liquidity and Capital Resources" on page 32, please either remove the reference to May 13, 2008 or, if material, provide information regarding the transaction that occurred on that date.

Selling Stockholders, page 15

5. As previously requested, please disclose whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If any of the selling shareholders are broker-dealers, please state that they are underwriters with respect to the shares that they are offering for resale. However, broker dealers and their affiliates who received the securities as compensation for underwriting activities need not be identified as underwriters.

If any of the selling shareholders are affiliates of registered broker-dealers, please revise to disclose the following:

- that the selling shareholders purchased in the ordinary course of business; and
- that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If such selling shareholders are unable to make these representations, please state that they are underwriters.

Anthony Tracy
Perf-Go Green Holdings, Inc.
November 12, 2008
Page 3

6. We note your revised disclosure in response to comment 5 in our letter dated October 10, 2008. As previously requested, please also describe the method by which the company determined the number of shares it seeks to register in the registration statement. For example, explain how you calculated the number of shares issuable as interest on the notes and how you determined how many of those shares to register in this filing. Please include this information in the footnotes for each share amount listed in the table on page 15.

7. Please clarify in footnote 3, on page 17, that the December 2007 Offering occurred at the accounting acquiree.

Payments to Significant Shareholders and Affiliates, page 20

8. We note your revised disclosure in response to comment 9 in our letter dated October 10, 2008. As previously requested, please clarify whether the interest payments reflect the maximum amount of interest that can accrue assuming all the convertible notes remain outstanding until the maturity date. Also disclose the maximum amount of late fees that may be paid under the notes.

Comparison of Net Proceeds to Potential Investor Profit, page 23

9. We note your revised disclosure in response to comment 13 in our letter dated October 10, 2008. Please explain in more detail how you calculated the percentage of payments and potential profit relating to Significant Shareholders over net proceeds and provide the relevant numbers used in your calculations.

*   *   *   *

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Adam P. Silvers, Esq.
        Ruskin Moscou Faltischek, P.C.
        1425 RexCorp Plaza, 15th Floor
        Uniondale, New York 11556